U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Y.M. Noy Investments Ltd.
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   (Last)                           (First)             (Middle)

     33 Havazelet Hasharon Street

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                                    (Street)

     Herzliya, Israel

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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Ampal - American Israel Corporation (NASDAW: AMPL)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     04/02

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.

                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Stock Options to    $6.06    04/09/02  P*   V  159,000       **                Class A   159,000         *159,000    D     See
Purchse Class A                                                                Stock            $1.40013                   below
Stock                                                                                                                      Expla-
                                                                                                                           nation
                                                                                                                           of
                                                                                                                           Responses

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Stock Options to    $5.94    04/09/02  P*   V  170,000       **                Class A   170,000         *170,000    D     See
Purchse Class A                                                                Stock            $1.52013                   below
Stock                                                                                                                      Expla-
                                                                                                                           nation
                                                                                                                           of
                                                                                                                           Responses

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* On April 9, 2002, Y.M. Noy Investments Ltd. ("Noy") and several employees of Ampal-American Israel Corporation ("Ampal") executed 16 Option Assignment Agreements (the "Option Assignment Agreements"). Pursuant to the Option Assignment Agreements, Noy has agreed to acquire 329,000 options (the "'Stock Options") to purchase shares of Ampal's Class A Stock, $1.00 par value (the "Class A Stock"). On February 26, 2002 Noy also signed a stock purchase agreement (the "Stock Purchase Agreement") agreeing to acquire approximately 11,115,112 shares of Class A Stock (the "Ampal Shares"), subject to the satisfaction or waiver of certain conditions.

The sale and purchase of the 329,000 Stock Options pursuant to the Option Assignment Agreements are subject to the satisfaction or waiver of certain conditions, including the closing of the purchase and sale of the Ampal Shares pursuant to the terms and conditions of the Stock Purchase Agreement (such date, the "Closing Date"). If the transactions contemplated by the Stock Purchase Agreement are not consumated for any reason and the Stock Purchase Agreement is terminated, the Option Assignment Agreements will, without further action, become null and void and of no force and effect.

** Pursuant to Section 1.3 (b) of the Stock Purchase Agreement, Noy has agreed to exercise all of the Stock Options purchased pursuant to the Option Assignment Agreements on the Closing Date.


      /s/ Yosef A. Maiman                                     05/07/2002
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      **Signature of Reporting Person                             Date
      Name:  Yosef A. Maiman
      Title: Chairman of the Board of Directors
             (On behalf of Y.M. Noy Investments Ltd.)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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